Compensation Recovery Policy

1.Introduction
The Board of Directors (the “Board”) of AllianceBernstein Corporation (the “Corporation”), general partner of AllianceBernstein L.P. (“AB”) and AllianceBernstein Holding L.P. (“AB Holding” and, together with AB, the “Company”), is hereby adopting this Compensation Recovery Policy (the “Policy”) providing for the recoupment of “Incentive-based Compensation” paid to any current or former “Executive Officer” of the Company in certain circumstances as discussed in the provisions below.
This Policy has been adopted by the Company effective as of November 15, 2023.
2.Recovery of Erroneously Awarded Compensation
Pursuant to the Policy, the Company shall recover erroneously awarded Incentive-Based Compensation to its Executive Officers to the extent required by Section 10D of the Securities Exchange Act of 1934, as amended (the “Act”) and Section 303A.14 of the NYSE Listed Company Manual (collectively, the “Compensation Recovery Rules”) and shall otherwise comply in all respects with the Compensation Recovery Rules, as in effect from time to time. Capitalized terms used in this Policy but not defined in this Policy will have the meanings given to them under Section 10D of the Act. The Compensation and Workplace Practices Committee of the Board (the “Committee”) shall determine, in its sole and exclusive discretion, the method or methods for recovering any erroneously awarded compensation, which methods need not be the same, or applied in the same manner, to each Executive Officer, provided that any such method shall provide for reasonably prompt recovery and otherwise comply with any requirements of the New York Stock Exchange.
To the extent that an Executive Officer fails to repay all erroneously awarded compensation when due, the applicable Executive Officer shall be required to reimburse the Company for all reasonable expenses incurred (including legal fees) by the Company in recovering such erroneously awarded compensation.
3.Authority of Committee
This Policy shall be administered and interpreted by the Committee in accordance with the Compensation Recovery Rules and other applicable Federal securities laws and regulations. Except as limited by applicable law, and subject to the provisions of this Policy, the Committee shall have full power, authority, and sole and exclusive discretion to construe, interpret and administer this Policy, and to delegate its authority pursuant to this Policy. In addition, the Committee shall have full and exclusive power to adopt such rules, regulations and guidelines for carrying out this Policy and to amend this Policy, in each case, as it may deem necessary or proper. Except as otherwise required by the Compensation Recovery Rules, this Policy also may be administered by the Board, and references in this Policy to the Committee shall be understood to refer to the full Board.
4.Decisions Binding
In making any determination or in taking or not taking any action under this Policy, the Committee may obtain and rely on the advice of experts, including employees of, and professional advisors to, the Company. Any action taken by, or inaction of, the Committee or its delegates relating to or pursuant to this Policy shall be within the absolute discretion of the Committee or its delegates. Such action or inaction of the Committee or its delegates shall be conclusive and binding on the Company and any current or former Executive Officer affected by such action or inaction.
5.Policy Not Exclusive
Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery, recoupment, forfeiture or offset that may be available to the Company pursuant to the terms of any other applicable Company policy, compensation or benefit plan, agreement or arrangement or other agreement or applicable law; provided, however, that there shall be no duplication of recovery of the same compensation. For the avoidance of doubt, this includes the recovery terms contained in the AB Incentive Compensation Award Program (“ICAP”) awards agreement.